EXHIBIT 99.3

CONSENT OF ROSCOE POSTLE ASSOCIATES INC.

The undersigned hereby consents to reference to our name in the press release of Avalon Rare Metals Inc. (the “Company”) dated April 17, 2013 incorporated in the material change report of the Company dated April 29, 2013 which is incorporated into the Registration Statement on Form F-10 of the Company (File No. 333-173669) dated May 4, 2011 (the “Form F-10”), in connection with the mineral resource estimates for the Nechalacho Deposit.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10.

ROSCOE POSTLE ASSOCIATES INC.

/s/ Graham G. Clow
_________________________________
Name: Graham G. Clow, P. Eng.
Title: Chairman

Date: April 29, 2013